UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2015, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Procter & Gamble Savings Plan, c/o The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the Employees’ Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PROCTER & GAMBLE SAVINGS PLAN

Date:  November 2, 2015
By:      /s/ Eric S. Baumgardner
Eric S. Baumgardner
Associate Director, HRSS Finance, Global Business Services

The Procter & Gamble
Savings Plan

Employer ID No.: 31-0411980
Plan Number: 042

Financial Statements as of and for the
Years Ended June 30, 2015 and 2014,
Supplemental Schedules as of and for the Year
Ended June 30, 2015, and Report of Independent
Registered Public Accounting Firm

THE PROCTER & GAMBLE SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2015 and 2014	3

Notes to Financial Statements as of and for the Years Ended June 30, 2015 and 2014	4-10

SUPPLEMENTAL SCHEDULES:	11

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2015	12

Form 5500, Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended June 30, 2015	13

     NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules
        and Regulations for Reporting and Disclosure under the Employee Retirement Income
        Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company:
We have audited the accompanying statements of net assets available for benefits of The Procter & Gamble Savings Plan (the "Plan") as of June 30, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of (1) assets (held at end of year) as of June 30, 2015 and (2) delinquent participant contributions for the year ended June 30, 2015 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Deloitte & Touche LLP
Deloitte & Touche LLP

Cincinnati, Ohio
November 2, 2015

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2015 AND 2014

	2015	2014

PARTICIPANT-DIRECTED INVESTMENTS — At fair value:

Cash	$48,002	$226,175
The Procter & Gamble Company common stock	1,113,538,701	1,171,108,058
The J.M. Smucker Company common stock	2,802,059	3,113,530
Common collective trust funds	1,940,154,363	1,910,724,857

Total participant-directed investments — at fair value	3,056,543,125	3,085,172,620

RECEIVABLES — Notes receivable from participants	23,081,726	24,267,114

NET ASSETS AVAILABLE FOR BENEFITS	$3,079,624,851	$3,109,439,734

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

	2015	2014

INVESTMENT INCOME:
Net appreciation in fair value of investments	$52,229,239	$298,145,708
Interest	272,987	322,931
Dividends	37,871,061	36,900,602

Total investment income — net	90,373,287	335,369,241

INTEREST INCOME ON NOTES RECEIVABLE
FROM PARTICIPANTS	1,097,975	1,100,867

CONTRIBUTIONS:
Employer contributions	13,940	99,853
Employee contributions	106,330,513	100,961,405
Employee rollovers	2,091,199	1,157,089

Total contributions	108,435,652	102,218,347

DEDUCTIONS:
Benefits paid to participants	229,012,974	165,928,020
Administrative expenses	1,423,676	1,597,228

Total deductions	230,436,650	167,525,248

NET (DECREASE) INCREASE IN NET ASSETS
PRIOR TO TRANSFER	(30,529,736)	271,163,207

TRANSFERS FROM OTHER QUALIFIED PLANS — Net	714,853	927,090

NET (DECREASE) INCREASE IN NET ASSETS	(29,814,883)	272,090,297

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	3,109,439,734	2,837,349,437

End of year	$3,079,624,851	$3,109,439,734

See notes to financial statements.

THE PROCTER & GAMBLE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2015 AND 2014

1.	DESCRIPTION OF THE PLAN
The following brief description of The Procter & Gamble Savings Plan (the "Plan") is provided for general information only. Participants should refer to the Plan agreement for more complete information.
General — The Plan is a voluntary defined contribution plan that covers substantially all domestic employees of The Procter & Gamble Company (the "Company") and certain of its subsidiaries. The Plan is the Company's active 401(k) plan with ongoing contributions funded by employee contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
The Gillette Company Employee Stock Ownership Plan (the "Gillette ESOP"), another qualified plan sponsored by the Company, transferred balances for terminated employees who were not eligible for retiree medical coverage under the companies' health care plan(s) to the Plan, as allowed under both the Gillette ESOP and the Plan. During the fiscal years ended June 30, 2015 and 2014, transfers from the Gillette ESOP to the Plan totaled $714,853 and 927,090, respectively.
The employees of TEVA Pharmaceutical Industries, Ltd., an acquisition of the Company, began participating in the Plan effective July 1, 2014.
Contributions — The Plan allows contributions by eligible employees. Participants can elect to contribute a portion of their pre‑tax compensation, as defined by the Plan, up to Internal Revenue Service (IRS) limits. Participants can rollover balances from conduit individual retirement accounts and qualified plans of former employers. In accordance with IRS regulations, participants age 50 or older are eligible to contribute for the calendar years ended December 31, 2015 and 2014, an additional $6,000 and $5,500, respectively as a "catch‑up" contribution in excess of the maximum 401(k) contributions of $18,000 and $17,500 respectively.
Qualified Nonelective Contributions (QNEC) — The Plan recorded QNEC during the years ended June 30, 2015 and 2014, of $13,940 and $99,853, respectively, to provide for certain participants who were not given the opportunity to contribute their elected amounts due to certain administrative errors. The QNEC are immediately 100% vested to the employees. The contributions were made in accordance with IRS regulations and do not affect the tax status of the Plan and are reflected as employer contributions on the statements of changes in net assets available for benefits.
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, an allocation of the Plan's earnings or losses, administrative expenses, and participant withdrawals. The benefit to which a participant is entitled is limited to the benefit that can be provided from their account. Participants can allocate their account to one or all of the investment options offered by the Plan.
Investments — Participants direct the investment of their accounts into various investment options offered by the Plan. The Plan currently offers common stock and common collective trust funds as investment options for participants.
Vesting — Participants are 100% vested to the assets in their Plan accounts.

Notes Receivable from Participants — The Plan has a loan feature under which active participants may borrow up to 50% of the current value of their vested account balances exclusive of amounts attributable to previous Company contributions (up to a maximum of $50,000) and at an interest rate equal to the prime rate plus 1%. Loans are repaid via payroll deduction over a period of up to 54 months, except for loans used to purchase a primary residence, which are repaid via payroll deduction over a period of up to 114 months. Principal and interest paid is credited to applicable funds in the borrower's account. Participants who are former employees are not allowed to borrow against their account balances. Upon participant termination or retirement, the outstanding loan balance is treated as a distribution to the participant if repayment is not made by the participant within 90 days of separation, or if an on‑going repayment arrangement has not been made with the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.
Payment of Benefits — The Plan provides for benefits to be paid upon retirement, disability, death, or separation other than retirement as defined by the Plan document. Plan benefits may be made in a lump sum of cash and/or shares of Company common stock; in annual installments over not more than 20 years, or variable amounts paid monthly. Retired or terminated employees shall commence required minimum benefit payments after the attainment of age 70 1/2.
A participant may withdraw any portion of after‑tax contributions, which were derived from previously merged plans, once in any three‑month period. Participants who have attained age 59 1/2 or have demonstrated financial hardship may withdraw all or any portion of their before‑tax contributions once in any six month period. Following a hardship withdrawal, participants are not allowed to contribute to the Plan for a period of 12 months.
Account balances attributable to terminated employees are $1,228,630,452 and $1,150,854,259 as of June 30, 2015 and 2014, respectively.
Plan Amendment — The Company has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant's account or the participant's vested percentage of that account.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment instruments, including Company common stock, The J.M. Smucker Company common stock, and various common collective trust funds which include investments in U.S. government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. The cost of securities sold, transferred, or distributed is determined by the weighted‑average cost of securities allocated to the participant's account.

Purchases and sales of securities are recorded on a trade‑date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex‑dividend date. Net appreciation (depreciation) includes the Plan's gains (losses) on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses — Investment management expenses are paid by the Plan and are netted against investment income. Loan processing fees are paid by the participants through reduction in their investment balances. Recordkeeping fees of the Plan are paid by the Plan and/or participants through a reduction in their investment balances.  In addition, fees paid to other vendors are paid by the Plan.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.
New Accounting Standards
ASU 2015-7 - In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-07, Fair Value Measurement (Topic 820), disclosure for Investments in certain entities that calculate Net Asset Value per share (or Its Equivalent). The ASU impacts reporting entities that measure an investment's fair value using the net asset value per share (or an equivalent) practical expedient. The amendments in ASU No. 2015-07 eliminate the requirement to classify the investment within the fair value hierarchy. In addition, the requirement to make certain disclosures for all investments eligible to be assessed at fair value with the net asset value per share practical expedient has been removed. Instead, such disclosures are restricted only to investments that the entity has elected to measure using the practical expedient. The new guidance is effective for reporting periods beginning after December 15, 2015 and early adoption is permitted. The ASU is to be applied retrospectively in all periods presented in an entity's financial statements. The Plan is early adopting the standard as of June 30, 2015.  The adoption has been reflected in Note 3 to the financial statements.

ASU 2015-12 - In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts but will continue to provide certain disclosures that help users understand the nature and risks of fully benefit-responsive investment contracts. Upon adoption, contract value will be the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III provides a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan's fiscal year-end, when the fiscal period does not coincide with month-end. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and III are not applicable to the Plan.  Management has early adopted Part II of ASU 2015-12 and its application was applied retrospectively.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2015 and 2014.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Cash — Held primarily in short-term money market funds, which are valued at cost plus accrued interest.
Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan's policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, June 30, 2015 and 2014, there were no transfers between levels.
Common Collective Trust Funds - As permitted by accounting principles generally accepted in the United States of America, the Plan uses net asset values as a practical expedient to determine the fair value of the common collective trust funds. Net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions (purchases and sales) may occur daily.  Redemption for common collective trusts is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.  In accordance with GAAP, the common collective trust funds measured at net asset value have not been classified in the fair value hierarchy.  The fair value amounts presented in the table below are intended to permit reconciliation to the amounts presented in the Statement of Net Assets Available for Benefits.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at June 30, 2015 and 2014.

	Fair Value Measurements at June 30, 2015, Using
	Quoted Proces in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$48,002	$-	$-	$48,002
Common stock	1,116,340,760			1,116,340,760

Subtotal	$1,116,388,762	$-	$-	$1,116,388,762

Investment measured at NAV - Common collective trusts				1,940,154,363

Total				$3,056,543,125

	Fair Value Measurements at June 30, 2014, Using
	Quoted Proces in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Cash	$226,175	$-	$-	$226,175
Common stock	1,174,221,588			1,174,221,588

Subtotal	$1,174,447,763	$-	$-	$1,174,447,763

Investment measured at NAV - Common collective trusts				1,910,724,857

Total				$3,085,172,620

4.	EXEMPT PARTY‑IN‑INTEREST TRANSACTIONS
Empower Retirement (formerly "J. P. Morgan Retirement Plan Services") is the recordkeeper and. J. P. Morgan Chase Bank N.A. is the trustee and custodian. Therefore, these transactions qualify as party‑in‑interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.
At June 30, 2015 and 2014, the Plan held 14,232,345 and 14,901,489 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $696,562,935 and $697,413,211, respectively. During the years ended June 30, 2015 and 2014, the Plan recorded dividend income on Company common stock of $37,800,612 and $36,830,271, respectively.
During the years ended June 30, 2015 and 2014, the Plan's investment in Company common stock, including gains and losses on investments bought and sold as well as held during the year, (depreciated)/appreciated in value by $(1,541,537) and $24,833,988, respectively.

5.	PLAN TERMINATION
Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions set forth in ERISA.
6.	FEDERAL INCOME TAX STATUS
The Internal Revenue Service has determined and informed the Company by a letter dated October 22, 2013, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the determination letter. However, the Company and Plan management have concluded that the Plan, as designed and operated, complies with the applicable requirements of the Internal Revenue Code and the Plan and related trust remain tax‑exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.
7.	NONEXEMPT PARTY-IN-INTEREST TRANSACTIONS
The Company remitted various participant contributions to the trustee on dates later than required by Department of Labor (DOL) Regulation 2510.3-102 as indicated in the table below.  The Company filed Forms 5330 with the IRS and paid the required excise tax on the transactions.  In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contributions been remitted on a timely basis.
Date of Remittance	Due Date	Amount
August 28, 2014	April 28, 2014	742

November 21, 2014	September 12, 2014	32

8.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements as of June 30, 2015 and 2014, to Form 5500:
	2015	2014

Net assets available for benefits per the financial
statements	$3,079,624,851	$3,109,439,734
Less certain deemed distributions of participant loans	(3,696,719)	(3,253,937)

Net assets available for benefits per the Form 5500	$3,075,928,132	$3,106,185,797
The following is a reconciliation of the decrease in net assets per the financial statements for the year ended June 30, 2015, to Form 5500 net income:
Net decrease in assets available for benefits per the financial
statements prior to transfer in	$(30,529,736)
Less certain deemed distributions of participant loans and related interest	(442,782)

Net gain per the Form 5500	$(30,972,518)

The following is a reconciliation of net investment income per the financial statements for the year ended June 30, 2015, to Form 5500:
Net investment income per the financial statements	$90,373,287
Add interest on loans to participants	1,097,975
Less interest on deemed distribution	(211,980)

Net investment income per the Form 5500	$91,259,282
The following is a reconciliation of benefits paid to participants per the financial statements for the year ended June 30, 2015, to Form 5500:
Benefits paid to participants per the financial statements	$229,012,974
Less current loan defaults	(183,644)
Plus current deemed distributions	414,446

Benefits paid to participants per the Form 5500	$229,243,776

******

SUPPLEMENTAL SCHEDULES

THE PROCTER & GAMBLE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2015

EIN: 31-0411980
PLAN: 042

	Identity of Issuer	Description of Investment	Fair Value

	INVESTMENTS AT FAIR VALUE:
*	J.P. Morgan	Interest bearing cash	$48,002
*	The Procter & Gamble Company	Common stock	1,113,538,701
	The J.M. Smucker Company	Common stock	2,802,059
	Common Collective Trust Fund:
	BlackRock	MSCI ACWI EX-U.S. Index Non-Lendable Fund F	187,146,382
	BlackRock	US Debt Index Non-Lendable Fund E	233,870,003
	BlackRock	Russell 2000 Index Non-Lendable Fund E	276,314,462
	BlackRock	Equity Index Fund EX	632,600,848
	BlackRock	Money MarketFund -W	173,344,196
	BlackRock	MSCI ACWI EX-U.S. IMI Index Non-Lendable Fund F	294,930,778
	State Street Global Advisors	SSgA US Short Term Government/Credit Bond Index	50,938,713
	State Street Global Advisors	SSgA Real Return Ex-Natural Resources Equity Non-Lending Series Fund	91,008,981
*	Loans to participants	Various participants, interest rates ranging from
		4.25% to 9.25% various maturities through December 2024	19,385,007

	TOTAL INVESTMENTS		$3,075,928,132

*	Denotes party-in-interest.

THE PROCTER & GAMBLE SAVINGS PLAN
EIN: 31-0411980
Plan No: 042

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED JUNE 30, 2015

Total That Constitute Nonexempt Prohibited
	Transactions			Total Fully
			Contributions	Corrected
	Contributions	Contributions	Pending	under VFCP
	Not	Corrected	Correction	and PTE
Participant Contributions Transferred Late to the Plan	Corrected	Outside VFCP	in VFCP	2002-51

Check here if late participant loan contributions are included	$	$ 774	$	$